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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 14, 2002


                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)


  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   X                              Form 40-F _______
               -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes____                                    No  X
                                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

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                                  EXHIBIT INDEX

 Exhibit                               Description
   99.1 Notice of an Extraordinary General Meeting for the meeting to be held on September 4, 2002 relating to Telewest's proposed disposal of shareholding in SMG plc

   99.2 Form of Proxy for Extraordinary General Meeting to be held on September 4, 2002

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                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Telewest Communications plc



Dated: August 14, 2002                  By:    /s/ Clive Burns
                                           -------------------------------------
                                        Name:  Clive Burns
                                        Title: Company Secretary